February 1, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Division of Corporation Finance, Office of Life Sciences
Jason Drory

Re:

InspireMD, Inc. (the “Company”)

Registration Statement on Form S-1 (the “Registration Statement”)

File No. 333- 252199

Filing Date of Last Amendment to the Registration Statement: January 29, 2021

Acceleration Request

Requested Date: Wednesday, February 3, 2021

Requested Time: 4:00 pm Eastern Daylight Time

Dear Mr. Drory:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-referenced Registration Statement be accelerated to the above-referenced Requested Time on the Requested Date set forth above, or as soon as possible thereafter.

A corresponding request for acceleration of effectiveness of the Registration Statement is being submitted today by the underwriter for the proposed offering (AGP/Alliance Global Partners), or by its counsel (Olshan Frome Wolosky LLP) via EDGAR, under separate cover.

Once the Registration Statement has been declared effective, we respectfully request that you confirm that event with our counsel, Gary Emmanuel of McDermott Will & Emery LLP, counsel to the Company, via email to gemmanuel@mwe.com.

The Company hereby authorizes Mr. Emmanuel to orally modify or withdraw this request for acceleration. If you have any questions regarding the foregoing, please contact Mr. Emmanuel at +1 212 547 5541.

Sincerely,

/s/ Marvin Slosman
Marvin Slosman
Chief Executive Officer

cc:	David S. Glatt, Adv., Meitar | Law Offices
Jonathan M. Nathan, Adv., Meitar | Law Offices

Gary Emmanuel, Esq., McDermott Will & Emery LLP
Mark Selinger, Esq., McDermott Will & Emery LLP

Spencer G. Feldman, Esq., Olshan Frome Wolosky LLP